Exhibit 107
Calculation of Filing Fees Table

Form S-3 (Form Type)

Lexicon Pharmaceuticals, Inc.
(Exact Name of Registrant as Specified in its Charter)

Table 1—Newly Registered Securities and Carry Forward Securities

(1) This Registration Statement covers the offer and sale of up to $200 million aggregate principal amount of shares of common stock, shares of preferred stock, debt securities, warrants, rights to purchase common stock, preferred stock, debt securities, warrants or units, and units consisting of two or more of the foregoing securities of the Company. The securities registered under this Registration Statement may be sold separately or as units with other securities registered under this Registration Statement. Pursuant to Rule 416 under the Securities Act of 1933 (the “Securities Act”), the shares being registered hereunder include such indeterminate number of shares of common stock as may be issuable with respect to the shares being registered hereunder as a result of stock splits, stock dividends or similar transactions. This Registration Statement also covers an indeterminate amount of securities as may be issued in exchange for, or upon conversion or exercise of, as the case may be, the securities issued hereunder.

(2) The proposed maximum aggregate offering price for each class of securities will be determined from time to time by the registrant in connection with the issuance of the securities registered hereunder and is not specified pursuant to Instruction 2.A.iii.b of the Instructions to the Calculation of Filing Fee Tables and Related Disclosure of Form S-3.

(3) If any debt securities are issued at an original issue discount, then the offering price of such debt securities shall be in such amount as shall result in an aggregate initial offering price not to exceed $200,000,000, less the dollar amount of any registered securities previously issued.

(4) Estimated solely for the purpose of calculating the registration fee pursuant to Rule 457(o) under the Securities Act.